UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                              (Amendment No. _)(1)


                          LONE STAR TECHNOLOGIES, INC.
                                (Name of Issuer)


                                  COMMON STOCK
                         (Title of Class of Securities)


                                    542312103
                                 (CUSIP Number)

                                  MAY 25, 2005
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

           [_]    Rule 13d-1(b)
           [X]    Rule 13d-1(c)
           [_]    Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the reminder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


---------------------
(1) This Schedule 13G is being filed to transition the filing obligations of the Reporting Persons under Section 13 of the Securities Exchange Act of 1934, as amended, with respect to the above named issuer from Schedule 13D to Schedule 13G. This Schedule 13G does not report a change in beneficial ownership from the Schedule 13D Amendment No. 69 previously filed by the Reporting Persons.

CUSIP NO. 542312103              Schedule 13G                      Page 2 of 15


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1.       Name of Reporting Person           Robert W. Bruce III
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

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3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        USA

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Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             27,500(1)
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        27,500(1)

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9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  27,500(1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   less than 0.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

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(1)  In his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

CUSIP NO. 542312103              Schedule 13G                      Page 3 of 15


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1.       Name of Reporting Person           J. Taylor Crandall
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        USA

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             27,500(1)
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        27,500(1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  27,500(1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   less than 0.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

(1)  In his capacity as a director of The Anne T. and Robert M. Bass Foundation.

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CUSIP NO. 542312103              Schedule 13G                      Page 4 of 15


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1.       Name of Reporting Person           The Anne T. and Robert M. Bass
         S.S. or I.R.S. Identifica-         Foundation
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        Texas

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               27,500(1)
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          27,500(1)
Reporting Person        (8)     Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  27,500(1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   less than 0.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

(1) Power is exercised through its three directors, Anne T. Bass, Robert M. Bass and J. Taylor Crandall and through Robert W. Bruce III in his capacity as a principal of The Robert Bruce Management Co., Inc., which has shared investment discretion over shares owned by The Anne T. and Robert M. Bass Foundation.

CUSIP NO. 542312103              Schedule 13G                      Page 5 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Anne T. Bass
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        USA

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Number of Shares        (5)     Sole Voting Power               0
Beneficially            (6)     Shared Voting Power             27,500(1)
Owned by Each           (7)     Sole Dispositive Power          0
Reporting Person        (8)     Shared Dispositive Power        27,500(1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  27,500(1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)   less than 0.1%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

(1) Solely in her capacity as a director of The Anne T. and Robert M. Bass Foundation.

CUSIP NO. 542312103              Schedule 13G                      Page 6 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Keystone, Inc.
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

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4.       Citizenship or Place of Organization        Texas

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Number of Shares        (5)     Sole Voting Power               2,210,700(1)
Beneficially            (6)     Shared Voting Power             0
Owned by Each           (7)     Sole Dispositive Power          2,210,700(1)
Reporting Person        (8)     Shared Dispositive Power        0

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,210,700(1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)     7.6%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               CO

--------------------------------------------------------------------------------

(1)  Power is exercised through its President and sole director, Robert M. Bass.

CUSIP NO. 542312103              Schedule 13G                      Page 7 of 15


--------------------------------------------------------------------------------
1.       Name of Reporting Person           Robert M. Bass
         S.S. or I.R.S. Identifica-
         tion No. of Above Person
--------------------------------------------------------------------------------
2.       Check the Appropriate Box          (a) [_]
         if a Member of a Group             (b) [X]

--------------------------------------------------------------------------------
3.       S.E.C. Use Only

--------------------------------------------------------------------------------
4.       Citizenship or Place of Organization        USA

--------------------------------------------------------------------------------

Number of Shares        (5)     Sole Voting Power               2,210,700(1)
Beneficially            (6)     Shared Voting Power             27,500(1)
Owned by Each           (7)     Sole Dispositive Power          2,210,700(1)
Reporting Person        (8)     Shared Dispositive Power        27,500(1)

--------------------------------------------------------------------------------
9.       Aggregate Amount Beneficially Owned by Each Reporting Person

                  2,238,200(1)
--------------------------------------------------------------------------------
10.      Check if the Aggregate Amount in Row (9) Excludes Certain
         Shares                                                 ______

--------------------------------------------------------------------------------
11.      Percent of Class Represented by Amount in Row (9)     7.7%

--------------------------------------------------------------------------------
12.      Type of Reporting Person                               IN

--------------------------------------------------------------------------------

(1) Solely in his capacity as President and sole director of Keystone, Inc. with respect to 2,210,700 shares, and in his capacity as a director of The Anne T. and Robert M. Bass Foundation with respect to 27,500 of the shares.

CUSIP NO. 542312103              Schedule 13G                      Page 8 of 15


Item 1.         (a)    NAME OF ISSUER

                       Lone Star Technologies, Inc. (the "Issuer")

                (b)    ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

                       15660 N. Dallas Parkway, Suite 500
                       Dallas, Texas  75248

Item 2.         (a)    NAMES OF PERSONS FILING

                                This Statement is being filed on behalf of each
                       of the following persons (collectively, the "Reporting Persons"):

                       (i)       Robert W. Bruce III ("Bruce");

                       (ii)      J. Taylor Crandall ("Crandall");

                       (iii) The Anne T. and Robert M. Bass Foundation, a Texas non-profit corporation ("Foundation");

                       (iv)      Anne T. Bass ("A. Bass");

                       (v) Keystone, Inc., a Texas close corporation ("Keystone"); and

                       (vi)      Robert M. Bass ("R. Bass");

                (b)    ADDRESS OF PRINCIPAL BUSINESS OFFICE

                       The address of the principal business office of Bruce is 65 E. 55th Street, 32nd Floor, New York, NY 10022.

                       The address of the principal business offices of (i) Crandall, (ii) Foundation, (iii) A. Bass (iv) Keystone and (v) R. Bass is 201 Main Street, Suite 3100, Fort Worth, Texas, 76102.

                (c)    CITIZENSHIP

                       (i)       Bruce - USA

                       (ii)      Crandall - USA

                       (iii)     Foundation - Texas non-profit corporation

                       (iv)      A. Bass - USA

                       (v)       Keystone - Texas close corporation

                       (vi)      R. Bass - USA

                (d)    TITLE OF CLASS OF SECURITIES

                       Common Stock, par value $1.00 per share (the "Stock")

CUSIP NO. 542312103              Schedule 13G                      Page 9 of 15


                (e)    CUSIP NUMBER

                       542312103

CUSIP NO. 542312103              Schedule 13G                      Page 10 of 15


Item 3. This statement is not being filed pursuant to either Rule 13d-1(b) or 13d-2(b) or (c).

Item 4.         OWNERSHIP.

                (a)   AMOUNT BENEFICIALLY OWNED:

                      BRUCE

                      Because of his position as principal of Bruce Management (which has shared investment discretion over the shares of the Stock owned by the Foundation), Bruce may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,500 shares of the Stock.

                      CRANDALL

                      Because of his position as a director of Foundation, Crandall may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of an aggregate of 27,500 shares of the Stock.

                      FOUNDATION

                      The aggregate number of shares of the Stock that Foundation owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 27,500.

                      A. BASS

                      Because of her position as a director of Foundation, A. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 27,500 shares of the Stock.

                      KEYSTONE

                      The aggregate number of shares of the Stock that Keystone owns beneficially, pursuant to Rule 13d-3(d)(1)(i) of the Act, is 2,210,700.

                      R. BASS

                      Because of his position as a director of Foundation and because of his position as the President and sole director of Keystone, R. Bass may, pursuant to Rule 13d-3 of the Act, be deemed to be the beneficial owner of 2,238,200 shares of the Stock.

CUSIP NO. 542312103              Schedule 13G                      Page 11 of 15


                (b)   PERCENTAGE OWNED:

                      Based on calculations made in accordance with Rule 13d-3(d), and there being 29,036,783 shares of the Stock outstanding as of this date, (i) each of Bruce, Crandall, Foundation and A. Bass beneficially owns less than 0.1% of the outstanding shares of the Stock, (ii) Keystone beneficially owns approximately 7.6% of the outstanding shares of the Stock, and (iii) R. Bass beneficially owns approximately 7.7% of the outstanding shares of the Stock.

                (c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS POWER TO DIRECT THE VOTE OR DISPOSITION:

                      BRUCE

                      As principal of Bruce Management (which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Bruce has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

                      CRANDALL

                      As one of three directors of Foundation, Crandall has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

                      FOUNDATION

                      Acting through its three directors and Bruce (as principal of Bruce Management which exercises shared investment discretion over the shares of the Stock owned by the Foundation), Foundation has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

                      A. BASS

                      As one of three directors of Foundation, A. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock.

                      KEYSTONE

                      Acting through R. Bass, its President and sole director, Keystone has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,210,700 shares of the Stock.

CUSIP NO. 542312103              Schedule 13G                      Page 12 of 15


                      R. BASS

                      As one of three directors of Foundation, R. Bass has shared power to vote or to direct the vote and to dispose or to direct the disposition of 27,500 shares of the Stock. As the President and sole director of Keystone, R. Bass has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 2,210,700 shares of the Stock.

Item 5.         OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                Not applicable.

Item 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

                Not applicable.

Item 7. IDENTIFICATION AND CLASSIFICATION OF SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                Not applicable.

Item 8.         IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                Not applicable.

Item 9.         NOTICE OF DISSOLUTION OF GROUP

                Not applicable.

Item 10.        CERTIFICATION

                By signing below each of the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

CUSIP NO. 542312103              Schedule 13G                      Page 13 of 15


                                   SIGNATURES

                  After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated as of June 10, 2005

                                             /s/ ROBERT W. BRUCE III
                                             --------------------------------
                                             ROBERT W. BRUCE III


                                             /s/ Kevin G. Levy,
                                             --------------------------------
                                             KEVIN G. LEVY,
                                             Attorney-in-Fact for:


                                             J. TAYLOR CRANDALL(1)
                                             THE ANNE T. AND ROBERT M.
                                             BASS FOUNDATION (2)
                                             ANNE T. BASS (3)
                                             ROBERT M. BASS (4)


                                             KEYSTONE, INC.


                                             By:  /s/ Kevin G. Levy,
                                                  ---------------------------
                                                  Kevin G. Levy,
                                                  Vice President


(1) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of
J. Taylor Crandall previously has been filed with the Securities and Exchange Commission.

(2) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of The Anne T. and Robert M. Bass Foundation previously has been filed with the Securities and Exchange Commission.

(3) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Anne T. Bass previously has been filed with the Securities and Exchange Commission.

(4) A Power of Attorney authorizing Kevin G. Levy, et al., to act on behalf of Robert M. Bass previously has been filed with the Securities and Exchange Commission.

CUSIP NO. 542312103              Schedule 13G                      Page 14 of 15


                                  EXHIBIT INDEX


Exhibit 99.1.         Joint Filing Agreement as required by Rule
                      13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.